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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.              )*

Name of Issuer:  TF Purifiner, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  872405998

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                          Harvey Stober
                        1160 Third Avenue
                    New York, New York  10021

     (Date of Event which Requires Filing of this Statement)

                        December 20, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement . (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall





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be subject to all other provisions of the Act (however, see the
Notes).

















































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CUSIP No.     872405998

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Harvey Stober


2.  Check the appropriate box if a member of a group

    a.
    b.   X


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC, PF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


7.  Sole Voting Power

         275,000 (including warrants to purchase 75,000 shares of Common Stock)


8.  Shared Voting Power




9.  Sole Dispositive Power

         275,000 (including warrants to purchase 75,000 shares of Common Stock)





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10. Shared Dispositive Power




11. Aggregate Amount Beneficially Owned by Each Reporting Person

         275,000 (including Warrants to purchase 75,000 shares)


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*



13. Percent of Class Represented by Amount in Row (11)

         5.2%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.























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Item 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock (the

"Common Stock") of TF Purifiner, Inc. (the "Company").  The

Company's principal executive office is located at 3020 High

Ridge Road, Suite 100, Boynton Beach, Florida  33426-8701.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Mr. Harvey

Stober.  Mr. Stober is the sole general partner of Greystone

Partners, L.P., which is an investment limited partnership (the

"Partnership") over which he has investment discretion.  Mr.

Stober's business address is 1160 Third Avenue, New York,

New York  10021.

         Mr. Stober has not during the last five years, been

convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Mr. Stober has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of,

or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Stober is a citizen of the United States of America.








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Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, Mr. Stober is deemed to

beneficially own 275,000 shares of the Company's Common Stock

(which includes warrants to purchase 75,000 shares of Common

Stock).  The Common Stock is held by the Partnership and

Mr. Stober.  The shares of Common Stock were purchased in a

privately negotiated transaction at an approximate aggregate cost of $400,000.  The funds for the purchase of Common Stock and warrants held in the Partnership, of which Mr. Stober is the sole

General Partner, came from capital contributions to the

Partnership by its general and limited partners.  No leverage was used to purchase the Common Stock.

Item 4.  PURPOSE OF TRANSACTION

         The Common Stock deemed to be beneficially owned by Mr.

Stober and the Partnership was acquired for, and is being held for, investment purposes.  Mr. Stober may acquire additional

Common Stock, dispose of all or some of the Common Stock from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold the

Common Stock.

         Mr. Stober does not have any plan or proposal which

relates to, or would result in, any of the actions enumerated in

Item 4 of the instructions to Schedule 13D.






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Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Mr. Stober is deemed to

beneficially own 275,000 shares of Common Stock (which includes warrants to purchase 75,000 shares of Common Stock).  Based on information provided by the management of the Company (and

assuming the warrants are exercised), there are believed to be approximately 5,250,000 shares of the Company's Common Stock outstanding.  Therefore, Mr. Stober is deemed to beneficially own approximately 5.2% of the Company's outstanding shares of Common

Stock.  Mr. Stober has the power to vote, direct the vote,

dispose of or direct the disposition of the shares of the

Company's Common Stock that he currently is deemed to

beneficially own.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         Mr. Stober does not have any contractual arrangement,

understanding or relationship with any person with respect to the

Common Stock of the Company.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Attached hereto as Exhibit A is a description of the

transactions in the shares of the Company's Common Stock held in the investment partnership and by Mr. Stober.








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         Signature

         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


May 8, 1997



                             /s/ Harvey Stober
                             ________________________________
                                 Harvey Stober



                             Greystone Partners, L.P.
                        By: /s/ Harvey Stober
                             ________________________________
                                Harvey Stober
                                General Partner



























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                                                        EXHIBIT A


                     Daily Transactions -
                     ____________________

Trade Date     Number of Shares   Price Per Share
              Purchased or Sold
__________    ________________    _______________
10/18/96           50,000               $2
12/20/96          150,000               $2
12/20/96           75,000*




_____________
* Transaction reflects the receipt of Warrants to purchase 75,000 shares
































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